# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Allarity Therapeutics, Inc., CIK 0001860657
CUSIP: 016744401
Title of class of securities: Series A Convertible Redeemable Preferred Stock
Address of issuer's principal executive offices: 24 SCHOOL ST., 2ND FLOOR, BOSTON, Massachusetts (MA), 02108
Date of event which requires filing of this statement: 08/19/2024
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002035782

## Reporting persons
- Olmsted Investments LLC: type of reporting person: other (OO); citizenship or place of organization: Utah (UT); member of a group; sole voting power 10,000; shared voting power 0; sole dispositive power 10,000; shared dispositive power 0; aggregate amount beneficially owned 10,000 (28.6% of the class)

## Item 1. Issuer
Name of issuer: Allarity Therapeutics, Inc.
Address of issuer's principal executive offices: 24 SCHOOL ST., 2ND FLOOR, BOSTON, MASSACHUSETTS, 02108

## Item 2. Person Filing
Name of person filing: Olmsted Investments LLC
Address of principal business office or, if none, residence:
5513 W 11000 N PMB 648
Highland, UT 84003
Citizenship: Utah

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 10000
Percent of class: 28.6
Sole power to vote or to direct the vote: 10000
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 10000
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Olmsted Investments LLC: Rhett Neuenschwander, Manager (08/29/2024)